January 28, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on December 20, 2013, January 17, 2014 and January 28, 2014 regarding the Trust’s Post-Effective Amendment No. 254 (“PEA No. 254”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 14, 2013 for the purpose of registering shares of the WisdomTree Bloomberg Floating Rate Treasury Fund (the “Fund”), formerly reffered to as the WisdomTree Floating Rate Treasury Fund in PEA No. 254. The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments were made in Post-Effective Amendment No. 310 (“PEA No. 310”) to the Trust’s registration statement, which was filed with the SEC on January 28, 2014. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please revise the description of the Fund’s underlying index to provide more details about the underlying securities.

Response: The disclosure has been revised as requested.

2.	Comment: Please consider revising the “Fixed Income ETFs” header on the cover page of the Prospectus to reflect that the Fund invests in floating rate securities.

Response: We respectfully decline to make the requested revision. Although the interest rate for a floating rate security adjusts on a periodic basis, a floating rate security makes payments on a fixed periodic basis and, therefore, we believe the header is appropriate.

Mr. Ed Bartz

Janaury 28, 2014

3.	Comment: Please provide the Staff with the details of the Fund’s fee table once they become available.

Response: The Fund’s fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.20%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.20%
Fee Waivers	(0.05%)
Total Annual Fund Operating Expenses After Fee Waivers**	0.15%

*	Other Expenses are based on estimated amounts for the current fiscal year.
**	WisdomTree Asset Management, Inc. has contractually agreed to limit the Management Fee to 0.15% for one year from Fund inception, unless earlier terminated by the Board of Trustees of the Trust for any reason at any time.

4.	Comment: Please provide a policy that the Fund will invest at least 80% of its assets in floating rate treasuries.

Response: We respectfully decline to make the requested revision. The release adopting Rule 35d-1 states that the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments…” and that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The “Principal Investment Strategies of the Fund” section of the Prospectus states “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.” We believe that this is an appropriate and adequate summary of the disclosure in the “Additional Information about the Fund” section of the Prospectus, which states:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

Mr. Ed Bartz

Janaury 28, 2014

5.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please explain supplementally what are the other investments included in “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.”

Response: The reference to “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” in the “Principal Investment Strategies of the Fund” section encompasses securities such as depository receipts based on component securities and TBA Transactions. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet this 80% requirement.

6.	Comment: Please explain how derivatives are valued for purposes of the Fund’s 80% policy, e.g., market value, notional value, or market-to-market.

Response: The Trust believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain limited circumstances. Notwithstanding the foregoing, the Trust historically has not used, and currently does not intend to use, the types of derivatives instruments where such treatment would be appropriate. Accordingly, the Trust confirms that derivative instruments that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy. To the extent the SEC or its Staff issues additional guidance in this area, the Trust reserves the right to modify its policies in accordance with such guidance.1

7.	Comment: Please add the following sentence to the “Floating Rate Notes Risk” under “Principal Risks of Investing in the Fund” and “Additional Principal Risk Information About the Fund”:

This risk is also heightened because floating rate Treasury obligations are new issuances for which a deep and liquid market has not yet developed.

Response: The disclosure has been added as requested.

SAI

8.	Comment: The Staff notes that the Fund does not mention derivatives in the prospectus but provides a lengthy description of derivatives under the “Specific Investment Strategies” section of the SAI. Please consider shortening the derivatives-specific disclosure in the SAI. In particular, please consider the July 30, 2010 SEC letter from Barry Miller to ICI, titled “Derivatives-Related Disclosures by Investment Companies.”

Response: Although the Fund does not currently intend to use derivatives, it reserves the right to do so in the future and, therefore, believes the disclosure is appropriate. We also note that this Fund will be incorporated into a joint WisdomTree SAI that contains other funds that require the aforementioned description of derivatives under the “Specific Investment Strategies” section of the SAI.

[1]	The SEC has issued a concept release regarding the treatment of derivatives instruments for purposes of various tests set forth in the 1940 Act, as amended. See “Use of Derivatives by Investment Companies under the Investment Company Act of 1940,” August 31, 2011.

Mr. Ed Bartz

Janaury 28, 2014

9.	Comment: Please revise the “Annual Index Rebalance” sub-header under the “Index Description” in the SAI to reflect that the Index rebalances monthly.

Response: The disclosure has been revised as requested.

10.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The disclosure has been added as requested.

11.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6133.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

K. Michael Carlton, Esq.